Exhibit 99.1

Name of the Company	VEDANTA LIMITED
Date of the AGM	29-Jun-16

S. No.	Resolution Description/ (Ordinary/ Special)	Voting Details
		Votes in Favour		Votes Against		Status of Resolution Passed
		No. of Votes	% votes	No. of Votes	% votes
1	To receive, consider and adopt: (a) the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2016 and the Reports of the Board of Directors and Auditors thereon; and (b) the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2016 and the Report of the Auditors thereon.	2273061545	99.9999	2133	0.0001	Resolution passed with Requisite majority
2	Confirm the Interim Dividend of Rs. 3.50 per equity share already paid, for the financial year ended March 31, 2016.	2274513255	99.9999	2378	0.0001	Resolution passed with Requisite majority
3	Appoint a Director in place of Mr. Tarun Jain (DIN 00006843), who retires by rotation and being eligible, offers himself for re-appointment.	1997391417	87.8158	277132953	12.1842	Resolution passed with Requisite majority
4	Appoint M/s. S.R. Batliboi & Co. LLP, Chartered Accountants, (Firm Registration Number 301003E) as Statutory Auditors of the Company in place of M/s Deloitte Haskin & Sells LLP, who shall hold office from the conclusion of this 51st Annual General Meeting till the conclusion of 56th Annual General Meeting subject to ratification of their appointment by the members at every Annual General Meeting, as may be required under the applicable provisions of the Companies Act, 2013.	2267109894	99.6740	7414522	0.3260	Resolution passed with Requisite majority
5	Ratification of Remuneration payable to the Cost Auditors for the financial year ended March 31, 2017 - M/s Ramnath Iyer & Co., Cost Accountants.	2267110252	99.6740	7414219	0.3260	Resolution passed with Requisite majority
6	Approve an offer or invitation for subscription of Non-Convertible Debentures or other Debt Securities upto Rs. 20,000 Crore on a Private Placement basis	2274509765	99.9998	4268	0.0002	Resolution passed with Requisite majority
7	Waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for FY 2013-14.	1986446883	87.3350	288067358	12.6650	Resolution passed with Requisite majority